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                                  FORM N-18F-1





                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940






                   T. ROWE PRICE GLOBAL TECHNOLOGY FUND, INC.
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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 30th day of August, 2000.


                   T. ROWE PRICE GLOBAL TECHNOLOGY FUND, INC.

                   /s/James S. Riepe
                   By: _____________________________________
                   James S. Riepe, Vice President and Director


Attest:

/s/Patricia B. Lippert
_______________________
Patricia B. Lippert
Secretary